This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated May 7, 2010, and the related Letter of Transmittal, and any amendments thereto, and is being made to all holders of Shares. Offeror (as defined below) is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Offeror becomes aware of any valid state statute prohibiting the making of the Offer, Offeror will make a good faith effort to comply with such statute. If, after such good faith effort, Offeror cannot comply with such state statute, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of Shares in such state.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock of

North American Galvanizing & Coatings, Inc.

at

$7.50 Net Per Share

by

Big Kettle Merger Sub, Inc.,

an indirect wholly owned subsidiary of

AZZ incorporated

Big Kettle Merger Sub, Inc., a Delaware corporation (“Offeror”) and an indirect wholly owned subsidiary of AZZ incorporated, a Texas corporation (“AZZ”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.10 per share (the “Shares”), of North American Galvanizing & Coatings, Inc., a Delaware corporation (“NGA”), at $7.50 (the “Offer Price”) per Share (the “Offer”), without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 7, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). Tendering stockholders who have Shares registered in their names and who tender directly to Computershare Trust Company, N.A., as depositary for the Offer (the “Depositary”), will not be charged brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Stockholders who hold their shares through a broker or bank should consult such institution as to whether it charges any such fees or commissions. AZZ or Offeror will pay all charges and expenses of the Depositary, Georgeson Securities Corporation, which is acting as Dealer Manager (the “Dealer Manager”) and Georgeson Inc., which is acting as Information Agent for the Offer (the “Information Agent”), incurred in connection with the Offer.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., CENTRAL DAYLIGHT SAVING TIME, JUNE 7, 2010, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon (a) a number of Shares having been validly tendered and not withdrawn prior to the expiration of the Offer that, together with any Shares for which Offeror holds an option to purchase pursuant to the Stockholders Agreement (as defined below), constitutes at least two thirds (2/3) of the Shares outstanding on a fully diluted basis, calculated pursuant to the Merger Agreement (as defined below) (the “Minimum Condition”) and (b) the satisfaction or waiver of the other conditions set forth in the Offer to Purchase. See Section 14—“Conditions of the Offer” of the Offer to Purchase.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 31, 2010, among AZZ, Offeror and NGA (the “Merger Agreement”). The Merger Agreement provides, among other things, for the making of the Offer by Offeror and, following the completion of the Offer, for the merger of Offeror with and into NGA (the “Merger”) in accordance with the General Corporation Law of the State of Delaware (the “DGCL”).

For purposes of the Offer, Offeror will be deemed to have accepted for payment, and purchased, Shares validly tendered and not withdrawn if and when Offeror gives oral or written notice to the Depositary of its acceptance of the Shares for payment pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after (a) the receipt of the Depositary of the Letter of Transmittal (or a facsimile), properly completed and signed, together with any required signature guarantees, or an Agent’s Message in connection with a book-entry delivery of Shares, and any other documents that the Letter of Transmittal requires at one of its addresses set forth on the back cover of the Offer to Purchase on or prior to the Expiration Date, and (b) compliance with the procedures set out in Section 3—“Procedures for Tendering Shares” of the Offer to Purchase.

Subject to the provisions of the Merger Agreement and the applicable law and the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”), Offeror may extend the Offer without the consent of NGA (1) as required by applicable law, rules or regulations, including as required by the NASDAQ Stock Market, LLC or (2) for one or more additional periods of up to 20 business days. If the Minimum Condition is not satisfied, Offeror shall (upon NGA’s written request) extend the Offer for up to two periods of not less than 10 business days each and up to 20 business days each, pursuant to applicable law.

If Offeror decides to extend the Offer, it will issue a press release announcing the new Expiration Date no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled Expiration Date of the Offer. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the stockholder right to withdraw the Shares. NGA stockholders may withdraw their Shares previously tendered at any time prior to the Expiration Date. See Section 4—“Withdrawal Rights” of the Offer to Purchase. “Expiration Date” means 5:00 p.m., Central Daylight Saving Time, on Monday, June 7, 2010, unless Offeror determines to extend the period of time for which the initial offering period of the Offer is open, in which case “Expiration Date” will mean the time and date at which the ini tial offering period of the Offer, as so extended, will expire.

Under Rule 14d-11 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Offeror and AZZ may, subject to certain conditions, in the event that the Minimum Condition has been satisfied but the number of Shares that have been accepted for payment pursuant to the Offer represents less than 80% of all outstanding Shares on a fully diluted basis, provide a subsequent offering period following the Expiration Date. See Section 1—“Terms of the Offer” of the Offer to Purchase.

Unless tendered in a subsequent offering period or accepted for payment as provided in the Offer to Purchase, Shares that have been previously tendered in the Offer at any time on or before the Expiration Date may be withdrawn at any time. No withdrawal rights apply (a) to Shares tendered in a subsequent offering period and (b) during the subsequent offering period, with respect to Shares tendered in the Offer and accepted for payment. If acceptance for payment of Shares tendered in the Offer is delayed for any reason, the Depositary may retain tendered Shares, and they will not be withdrawn, except to the extent that the stockholder is entitled to and duly exercises withdrawal rights as described in Section 4—“Withdrawal Rights” of the Offer to Purchase.

For a withdrawal to be effective, a written or facsimile transmission notice should be delivered to the Depositary as set forth in the Offer to Purchase, which must be accompanied by the documents required by Section 4—“Withdrawal Rights” of the Offer to Purchase. A withdrawal of Shares cannot be rescinded, but you may tender the Shares again at any time before the Expiration Date by following any of the procedures described in Section 3—“Procedures for Tendering Shares” of the Offer to Purchase. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Offeror, in its sole discretion, which determination will be final and binding.

None of AZZ, Offeror or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person or entity will be under any duty to give, or incur any liability for failure to give, any notification of any defects or irregularities in any notice of withdrawal.

A stockholder’s receipt of the Offer Price for Shares in the Offer or Merger will be a taxable transaction for U.S. federal income tax purposes, and may also be a taxable transaction under other applicable tax laws. All stockholders are urged to consult their own tax advisors with respect to the specific tax consequences to them of the Offer and the Merger.

The information required to be disclosed by Rule 14d-6(d)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

NGA has provided Offeror with NGA’s stockholder list and security position listing for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal and, if required, other tender offer materials will be mailed by Offeror to record holders of Shares and furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

Any questions and requests for assistance or copies of the tender offer materials may be directed to the Information Agent or Dealer Manager as set forth below. Offeror will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Dealer Manager) for soliciting tenders of Shares pursuant to the Offer.

The Dealer Manager for the Offer is:	The Information Agent for the Offer is:

199 Water Street, 26th floor	199 Water Street, 26th floor
New York, NY 10038-3560	New York, NY 10038-3560
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May 7, 2010